CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

August 30, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-ADV Registration Statement on Form N-2 File Nos.: 333-218396; 811-23260
Responses to Staff comments received on June 30, 2017

Dear Mr. Minore:

On behalf of our client, NorthStar Real Estate Capital Income Fund-ADV, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated June 30, 2017 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form N-2, filed with the Commission on May 31, 2017 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Trust is submitting pre-effective amendment no. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter.  In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Original Registration Statement.  All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Registration Statement

Prospectus

Dominic Minore, Esq.

August 30, 2017

Outside Front Cover

Comment 1.	Please expand the first sentence of the seventh paragraph to clarify that the Trust is an unlisted closed-end fund.

Confirm in your response letter that all of the information appearing on the outside front cover will be presented in at least 10-point type.

Response 1. The Trust respectfully advises the Staff that the first sentence of the seventh paragraph already contains the word "unlisted" and prominently indicates that the Trust is an "unlisted closed-end fund."

The Trust informs the Staff supplementally that all of the information appearing on the outside front cover will be presented in at least 10-point type.

Management and Incentive Fees (page 6)

Comment 2.	Amplify the disclosure appearing in the third paragraph to provide the definition of “pre-incentive fee net investment income.” In this regard, we note that the disclosure on page 136 states that pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Master Fund has not yet received in cash. Also clarify whether there is any clawback of incentive fees paid in respect of income that is ultimately never received in cash.

The examples appearing on pages 137 & 138 relate to the calculation of the incentive fee on pre-incentive fee net investment income, and the interplay of the quarterly “preferred return” or “hurdle” and the “catch-up” features. Based on these disclosures, it does not appear that there is an accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set by the “catch-up” mechanism or any clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle or the “catch-up” parameters. It also appears that there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle or “catch-up.” Accordingly, please expand the disclosure here, and elsewhere throughout the prospectus, to reflect these observations, if true. Furthermore, assuming no accumulation of amounts on either the hurdle rate or the “catch-up” parameters from quarter to quarter, it also appears that current presentation of these amounts on an “annualized” basis is inappropriate, and the parentheticals “(6.0% annualized)” and “(6.86% annualized)” should be deleted from throughout the prospectus disclosure.

Please clarify in the disclosure that the “hurdle rate” is a “quarterly hurdle rate.”

Dominic Minore, Esq.

August 30, 2017

Response 2.    In response to the Staff's comment, the Trust has revised the disclosure on page 6 under the heading "Summary of Terms—Management and Incentive Fees" to include the definition of "pre-incentive fee net investment income." The Trust has also revised the disclosure on page 6 under the heading "Summary of Terms—Management and Incentive Fees" and on page 126 under the heading "Management and Incentive Fees—Incentive Fee" to clarify that there is not a clawback of incentive fees paid in respect of income that is ultimately never received in cash.

The Trust has also revised the disclosure in footnote 4 on page 23 under the heading "Summary of Fees and Expenses" and on page 126 under the heading "Management and Incentive Fees—Incentive Fee" to note that there is no accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set up by the "catch-up" mechanism, that there is no clawback of any amounts previously paid to the Advisor, and to remove throughout the Registration Statement the presentation of the hurdle rate and "catch-up" mechanism on an annualized basis.

The Trust has also revised the disclosure throughout the Registration Statement to clarify that the "hurdle rate" is a "quarterly hurdle rate."

Summary of Fees and Expenses (page 23)

Comment 3.	Add the parenthetical “(12.5%)” next to the presentation of the “Incentive Fees” fee table line item.

Footnote (2) indicates that the presentation of annual expenses as a percentage of average net assets attributable to Shares is based on the assumption that, among other things, the Trust raises $100 million of proceeds in this offering during the following twelve months. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why it is appropriate to assume that the Trust will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

The disclosure contained in footnote (7) describes the types of fees and expenses that the Master Fund (and indirectly the Trust) will incur as an investor in vehicles that would be deemed investment companies under the Investment Company Act of 1940 (the” ICA”) but for the exceptions contained in Section 3(c)(1) or Section 3(c)(7) of the ICA. Please expand the disclosure to state that the Master Fund will limit its investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the ICA (which includes private equity funds) to no more than 15% of its net assets in the aggregate.

Dominic Minore, Esq.

August 30, 2017

Response 3.    In response to the Staff's comment, the Trust has revised the disclosure on page 23 under the heading "Summary of Fees and Expenses" to include the parenthetical "(12.5%)" next to the line item "Incentive fees."

The Trust informs the Staff supplementally that the assumption regarding the number of shares sold during the first 12 months is based on a variety of factors, including, but not limited to, the experience of the Advisor based on its affiliation with Colony NorthStar, perceived demand for the Trust's shares, the extensive track record, experience and capabilities of Colony NorthStar within the real estate and real estate-related investment sectors, and current market conditions.  The Trust also wishes to underscore the fact that since it is engaged in a continuous offering, it expects to raise varying amounts of proceeds from month to month and, therefore, must make certain assumptions based on the Advisor's experience and beliefs in estimating the amount of shares the Trust anticipates selling in the first 12 months of the offering.

In response to the Staff's comment, the Trust has revised the disclosure in footnote 7 on page 24 under the heading "Summary of Fees and Expenses" to include the requested disclosure.

Liquidity Strategy (page 154)

Comment 4.	Please expand the disclosure to clarify whether the Master Fund’s Board may decide to liquidate any of the Master Fund’s existing or future feeder funds prior to liquidating the Trust. If one of the Master Fund’s feeder funds could liquidate prior to the Trust’s liquidation, clarify whether the Master Fund may sell some of its investments, borrow additional funds, or use capital raised from other feeder funds, such as the Trust, to meet the liquidation needs of another of its feeder funds. Could sales of the Master Fund’s investments occur at a disadvantageous time based on adverse market conditions, resulting in the Master Fund, and indirectly its other feeder funds, incurring losses or realizing a lower rate of return for its shareholders than it otherwise may realize if it did not sell portfolio securities to provide liquidity? Please amplify the disclosure, as applicable.

Response 4.    In response to the Staff's comment, the Trust has revised the disclosure on page 142 under the heading "Liquidity Strategy" to clarify that the Master Fund's Board may decide to liquidate any of the existing or future feeder funds prior to the liquidation of the Trust and that the Master Fund may sell some of its investments, borrow additional funds or use capital raised from other feeder funds, including the Trust, to meet the liquidation needs of another feeder fund.  The Trust has also expanded the disclosure to highlight that the sale of the Master Fund's investments may be at a disadvantageous time which may result in the Master Fund, and indirectly its other feeder funds, including the Trust, incurring losses or realizing a lower rate of return for its shareholders than it otherwise may have realized if it did not sell portfolio securities to provide liquidity.

Dominic Minore, Esq.

August 30, 2017

Fundamental Investment Policies (page 159)

Comment 5.	The disclosure states that, as a matter of fundamental policy, each of the Trust and the Master Fund will concentrate its investment in the real estate industry, including loans and other instruments that “otherwise have exposure to real estate.” At an appropriate juncture of the SAI, please add disclosure describing the criteria that will be used to determine whether a loan or other instrument has exposure to real estate for purposes of each of the Trust’s and the Master Fund’s concentration policy. Also disclose that for purposes of each of the Trust’s and the Master Fund’s concentration policy, concentration is defined as 25% or more of the value of each of the Trust’s and the Master Fund’s total assets in a particular industry or group of industries.

Disclose, if true, that as a matter of fundamental policy, each of the Trust and the Master Fund will not concentrate its investments outside of the real estate industry. In the alternative, identify each industry or group of industries in which each of the Trust and the Master Trust will concentrate its investments as a matter of fundamental policy.

Response 5. In response to the Staff's comment, the Trust has revised the disclosure on page 147 under the heading "Regulation—Fundamental Investment Policies" to further describe the criteria that will be used to determine whether a loan or other instrument has exposure to real estate, to clarify that concentration is defined as 25% or more of the value of each of the Trust's and the Master Fund's total assets, and to clarify that the Trust and the Master Fund will not concentrate its investments outside of the real estate industry.

Signatures

Comment 6.	Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by each of the Trust’s and the Master Fund’s comptroller or principal accounting officer. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response 6. In response to the Staff's comment, the Trust has revised the signature pages to include the Trust's and Master Fund's principal accounting officer.

Dominic Minore, Esq.

August 30, 2017

Closing

Comment 7.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response 7.  The Trust acknowledges the Staff’s comment.

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180.  Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund-ADV

Daniel R. Gilbert

Chief Executive Officer and President

Brett S. Klein

Chief Operating Officer

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Jefferey D. LeMaster

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